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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number 1-12380

                          NOTIFICATION OF LATE FILING


   [ ] Form 10-K                 [X] Form 11-K                 [ ] Form 20-F

                 [ ] Form 10-Q                  [ ] Form N-SAR

For Period Ended:          December 31, 1996

[  ]  Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:    N/A


                                    PART I.
                             REGISTRANT INFORMATION

Full name of registrant:    AVIALL, INC.

Address of principal executive office:    2075 DIPLOMAT DRIVE

City, State and Zip Code:    DALLAS, TEXAS  75234-8989


                                    PART II.
                            RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                                   PART III.
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Aviall, Inc. (the "Company") experienced delays in receiving the necessary information from the plan administrator with respect to the Aviall, Inc. Employee Savings Plan in order to prepare the required financial statements. The Company is in the process of finalizing the financial statements required to be filed with the Form 11-K and presently believes that these financial statements will be finalized within the 15 day extension period contemplated under Rule 12b- 25.


                                    PART IV.
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:


      Jacqueline K. Collier            972                 406-6608
            (Name)                 (Area code)         (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes     [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                      [ ]  Yes     [X]  No


         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: N/A


                                  AVIALL, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 27, 1997                       By:  /s/ JACQUELINE K. COLLIER
                                                -------------------------------
                                                Jacqueline K. Collier
                                                Vice President and Controller